Exhibit 99.1

Sun Life announces Manjit Singh as new President of Sun Life Asia

TORONTO, Dec. 11, 2023 /CNW/ - Kevin Strain, President and Chief Executive Officer of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced Manjit Singh will become the new President of Sun Life Asia effective March 18, 2024. He will be based in Hong Kong.

Mr. Singh, who is currently Sun Life's Executive Vice-President and Chief Financial Officer, will be responsible for one of Sun Life's fastest growing strategic pillars encompassing life, health and wealth management businesses in eight Asian markets – China, Hong Kong, India, Indonesia, Malaysia, the Philippines, Singapore and Vietnam. A search to find Mr. Singh's successor as Chief Financial Officer is underway.

Mr. Singh succeeds Ingrid Johnson, who has taken on the newly created role of Vice-Chair, Strategic Partnerships for Sun Life globally.

"Since joining Sun Life three years ago, we've benefited greatly from Manjit's experience and expertise in Financial Services at our executive table. He has a proven track record of strong leadership, deep financial and strategic acumen and a tireless commitment to delivering on our Purpose," said Strain. "Manjit has the right vision to continue to build on the solid foundation laid by Ingrid to take our Asia business pillar to the next level."

"I'm incredibly honoured and excited to take on this new role and opportunity at Sun Life Asia," said Mr. Singh. "Asia is an exciting growth market for Sun Life. With a rapidly growing middle-class and our presence in diverse markets, we see tremendous potential to drive more innovative products and solutions to better help Clients achieve their financial, protection and health goals throughout the region. I'm looking forward to working with my colleagues in Asia to continue delivering for our Clients, strategic partners and ultimately on Sun Life's Purpose."

An active and passionate community leader, Manjit is currently a Board Member of Trillium Health Partners and formerly the President of ASCEND Canada. He is also a Director on the Aditya Birla Sun Life Insurance Company Board.  Manjit holds a Bachelor of Arts degree from the University of Waterloo and Executive Master of Business Administration from the Richard Ivey School of Business and has completed the Advanced Management Program at Harvard Business School. He has earned the CA and CFA designations.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2023, Sun Life had total assets under management of $1.34 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A photograph of Manjit Singh is available on request.

Media Relations Contacts:
Rajani Kamath
Associate Vice-President, Corporate Communications
T. 416-979-6070
rajani.kamath@sunlife.com

Sarah James
Head of Communications, Asia
M: +852 6021 5797
E: sarah.james@sunlife.com

Investor Relations Contact:
David Garg
SVP, Capital Management and Investor Relations
T. 416-408-8649
investor_relations@sunlife.com

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SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2023/11/c4185.html

%CIK: 0001381352

CO: Sun Life Financial Inc.

CNW 09:00e 11-DEC-23